August 12, 2025

Thi L. La
Chief Executive Officer
Corsair Gaming, Inc.
115 N. McCarthy Boulevard
Milpitas, California 95035

       Re: Corsair Gaming, Inc.
           Registration Statement on Form S-3
           Filed August 7, 2025
           File No. 333-289391
Dear Thi L. La:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Phillip Stoup